Exhibit 99.1

CONTENT

2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of March 31,	As of December 31,
		2015	2014
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,832,892	1,608,888
Cash items in process of collection	4	1,063,702	531,373
Trading investments	5	298,862	774,815
Investments under resale agreements		-	-
Financial derivative contracts	6	2,750,897	2,727,563
Interbank loans, net	7	111,053	11,918
Loans and accounts receivables from customers, net	8	22,867,024	22,179,938
Available for sale investments	9	1,523,042	1,651,598
Held to maturity investments		-	-
Investments in associates and other companies		18,338	17,914
Intangible assets	10	39,428	40,983
Property, plant, and equipment	11	206,722	211,561
Current taxes	12	10,532	2,241
Deferred taxes	12	279,646	282,211
Other assets	13	676,093	493,173
TOTAL ASSETS		31,678,231	30,534,176

LIABILITIES
Deposits and other demand liabilities	14	6,440,784	6,480,497
Cash items in process of being cleared	4	846,771	281,259
Obligations under repurchase agreements		225,590	392,126
Time deposits and other time liabilities	14	11,231,001	10,413,940
Financial derivative contracts	6	2,294,942	2,561,384
Interbank borrowing		770,518	1,231,601
Issued debt instruments	15	5,885,436	5,785,112
Other financial liabilities	15	208,671	205,125
Current taxes	12	-	1,077
Deferred taxes	12	6,838	7,631
Provisions		319,333	310,592
Other liabilities	17	784,148	220,853
TOTAL LIABILITIES		29,014,032	27,891,197

EQUITY

Attributable to the Bank`s shareholders:		2,627,538	2,609,896
Capital	19	891,303	891,303
Reserves	19	1,307,761	1,307,761
Valuation adjustments	19	(23,592)	25,600
Retained earnings		452,066	385,232
Retained earnings from prior years		550,331	-
Income for the period		95,477	550,331
Minus: Provision for mandatory dividends		(193,742)	(165,099)
Non-controlling interest	21	36,661	33,083
TOTAL EQUITY		2,664,199	2,642,979

TOTAL LIABILITIES AND EQUITY		31,678,231	30,534,176

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		March 31,
		2015	2014
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	22	400,715	540,907
Interest expense	22	(127,296)	(227,414)

Net interest income		273,419	313,493

Fee and commission income	23	94,552	90,681
Fee and commission expense	23	(39,091)	(34,917)

Net fee and commission income		55,461	55,764

Net income (expense) from financial operations	24	(140,559)	29,542
Net foreign exchange gain	25	181,550	3,430
Other operating income	30	5,108	5,510

Net operating profit before provision for loan losses		374,979	407,739

Provision for loan losses	26	(79,226)	(81,234)

NET OPERATING PROFIT		295,753	326,505

Personnel salaries and expenses	27	(84,217)	(74,667)
Administrative expenses	28	(54,853)	(49,427)
Depreciation and amortization	29	(12,134)	(13,467)
Impairment of property, plant, and equipment	30	-	(13)
Other operating expenses	30	(14,646)	(20,879)

Total operating expenses		(165,850)	(158,453)

OPERATING INCOME		129,903	168,052

Income from investments in associates and other companies		485	287

Income before tax		130,388	168,339

Income tax expense	12	(31,318)	(26,152)

NET INCOME FOR THE PERIOD		99,070	142,187

Attributable to:
Equity holders of the Bank		95,477	141,843
Non-controlling interest	21	3,593	344
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	19	0.507	0.753
Diluted earnings	19	0.507	0.753

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		March 31
		2015	2014
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		99,070	142,187

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	9	(6,441)	8,381
Cash flow hedge	19	(56,410)	(8,528)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(62,851)	(147)

Income tax related to items which may be reclassified subsequently to profit or loss	12	13,655	29

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(49,196)	(118)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		49,874	142,069

Attributable to:
Equity holders of the Bank		46,285	141,738
Non-controlling interest	22	3,589	331

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended March 31, 2015 and 2014

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182
Distribution of income from previous period	-	-	-	-	-	-	441,926	(441,926)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	441,926	-	(132,578)	2,325,678	28,504	2,354,182
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(42,553)	(42,553)	12	(42,541)
Subtotals	-	-	-	-	-	-	-	-	(42,553)	(42,553)	12	(42,541)
Other comprehensive income	-	-	-	8,397	(8,528)	26	-	-	-	(105)	(13)	(118)
Income for the year	-	-	-	-	-	-	-	141,843	-	141,843	344	142,187
Subtotals	-	-	-	8,397	(8,528)	26	-	141,843	-	141,738	331	142,069
Equity as of March 31, 2014	891,303	1,133,215	(2,224)	9,199	(16,785)	1,517	441,926	141,843	(175,131)	2,424,863	28,847	2,453,710

Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	-	550,331	(165,099)	2,609,896	33,083	2,642,979
Distribution of income from previous period	-	-	-	-	-	-	550,331	(550,331)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	550,331	-	(165,099)	2,609,896	33,083	2,642,979
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(28,643)	(28,643)	-	(28,643)
Subtotals	-	-	-	-	-	-	-	-	(28,643)	(28,643)	(11)	(28,654)
Other comprehensive income	-	-	-	(6,436)	(56,410)	13,654	-	-	-	(49,192)	(4)	(49,196)
Income for the year	-	-	-	-	-	-	-	95,477	-	95,477	3,593	99,070
Subtotals	-	-	-	(6,436)	(56,410)	13,654	-	95,477	-	46,285	3,589	49,874
Equity as of March 31, 2015	891,303	1,309,985	(2,224)	15,244	(45,685)	6,849	550,331	95,477	(193,742)	2,627,538	36,661	2,664,199

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the three months ended March 31,
		2015	2014
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
INCOME BEFORE TAX		130,388	168,339
Debits (credits) to income that do not represent cash flows		(384,129)	(310,901)
Depreciation and amortization	29	12,134	13,467
Impairments of property, plant, and equipment	29	-	13
Provision for loan losses	26	95,369	95,655
Mark to market of trading investments		(6,085)	(4,631)
Income from investments in associates and other companies		(485)	(287)
Net gain on sale of assets received in lieu of payment	30	(3,060)	(4,689)
Provision on assets received in lieu of payment		2,826	1,518
Net gain on sale of property, plant, and equipment	30	(81)	(87)
Charge off of assets received in lieu of payment	30	1,324	957
Net interest income	22	(273,419)	(313,493)
Net fee and commission income	23	(55,461)	(55,764)
Other debits (credits) to income that do not represent cash flows		(162,618)	(78,390)
Changes in deferred taxes	12	15,427	34,830
Increase/decrease in operating assets and liabilities		426,442	(98,661)
Increase (decrease) of loans and accounts receivables from customers, net		(687,086)	(433,478)
Increase (decrease) of financial investments		604,509	(280,703)
Increase (decrease) due to resale agreements (assets)		-	17,469
Increase (decrease) of interbank loans		(99,135)	121,139
Increase (decrease) of assets received or awarded in lieu of payments		(1,587)	2,029
Increase of debits in customers checking accounts		10,706	94,228
Increase (decrease) of time deposits and other time liabilities		817,061	(34,672)
Increase (decrease) of obligations with domestic banks		(66,006)	49,500
Increase (decrease) of other demand liabilities or time obligations		(50,419)	(104,617)
Increase (decrease) of obligations with foreign banks		(395,051)	127,858
Increase (decrease) of obligations with Central Bank of Chile		(26)	(36)
Increase (decrease) of obligations under repurchase agreements		(166,536)	(15,185)
Increase (decrease) in other financial liabilities		3,546	11,259
Net increase of other assets and liabilities		2,000	4,795
Redemption of letters of credit		(1,551)	(7,590)
Senior bond issuances		162,455	259,490
Redemption of senior bonds and payments of interest		-	(359,812)
Interest received		400,715	618,715
Interest paid		(127,296)	(198,662)
Fees and commissions received	23	94,552	90,681
Fees and commissions paid	23	(39,091)	(34,917)
Income tax paid	12	(31,318)	(26,152)
Total cash flow provided by operating activities		182,701	(241,223)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		For the three months ended March 31,
		2015	2014
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(3,273)	(2,883)
Sales of property, plant, and equipment		9	46
Purchases of investments in associates and other companies		-	-
Purchases of intangible assets	10	(2,474)	(2,715)
Total cash flow provided by (used in) investment activities		(5,738)	(5,552)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		-	(82)
Redemption of subordinated bonds and payments of interest		-	-
Dividends paid		-	(82)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		-	(82)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		176,963	(246,857)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		13,858	6,787

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,859,002	1,899,508

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	2,049,823	1,659,438

		For the three months ended March 31,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods ended		2015	2014
		MCh$	MCh$

Provision for loan losses for cash flow purposes		95,369	95,655
Recovery of loans previously charged off		(16,143)	(14,421)
Provision for loan losses - net	26	79,226	81,234

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of March 31, 2015 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15 states that, the banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which agree to International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the Period.

b)	Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The Unaudited Consolidated Interim Financial Statements as of March 31, 2015 and 2014 and December 31, 2014 and for the three-month periods ended March 31, 2015 and 2014, incorporate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB, except in those cases where the SBIF regulations prevail as explained above. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Interim Statements of Income and in the Consolidated Interim Statements of Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Group’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Interim Statements of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of March 31,			As of December 31,			As of March 31,
		Place of	2015			2014			2014
		Incorporation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	and operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada (*)	Support society, making and receiving payments	Santiago, Chile	-	-	-	-	-	-	99.90	0.10	100.00

(*) From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

The details of non-controlling interest in all the subsidiaries can be seen in Note 21 – Non-controlling interest.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)
-	Servicios de Cobranza Fiscalex Limitada (collection services) (*)

(*) As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada.

iii. Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of March 31	As of December 31,	As of March 31,
		Place of
Associates	Main activity	Incorporation and operation	2015%	2014%	2014%
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.48	11.11	11.11

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A.is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company. This influence is in addition to an 11.48% holding in this associate.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Operating segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative threshold:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Unaudited Consolidated Interim Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$625.33 per US$1 as of March 31, 2015 (Ch$549.55 per US$ for March 2014 and Ch$608.33 per US$1 for December 2014).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various classifications used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following classifications:

-	Trading investments portfolio (at fair value through profit or loss): this classification includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This classification includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investments portfolio, is comprised of debt instruments not classified as: “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, based on appraisals determined using internal models when appropriate. Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit under the heading “Other comprehensive income” within equity. When these investments are disposed or become impaired, the cumulative amount of the adjustments at fair value recognized in “Other comprehensive income” are transferred to the Consolidated Interim Statement of Income under “Net income (expense) from financial operations.”

-	Held to maturity instruments portfolio: this classification includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost including interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this classification includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and finance lease transactions in which the consolidated entities act as lessors. Loans and receivables shall be measured at amortized cost using the effective interest method.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Interim Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6 to the Unaudited Consolidated Interim Financial Statements.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets with fixed or determinable payments, that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified for management and measurement purposes as follows:

-	Financial liabilities held for trading (at fair value through profit or loss): include financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost : include financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the Unaudited Consolidated Interim Statement of Financial Position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc..

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. In accordance with the applicable regulation, the Bank does not record instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability; or (b) in the absence of a principal market, in the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Unaudited Consolidated Interim Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the change in value is positive, this is recorded as an asset. If the change in value is negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of March 31, 2015 and 2014 and as of December 31, 2014 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording result

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Unaudited Consolidated Interim Statement of Income. A distinction is made between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income (expense) from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded and accumulated under “Other comprehensive income” within Equity.

-	When available-for-sale instruments are disposed of or determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Unaudited Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset- as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Unaudited Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Unaudited Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Unaudited Consolidated Interim Statement of Income unless they have been actually received.

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Interim Statements of Income. Instead, they are reported as part of the complementary information thereto and as memorandum accounts (Note 22). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in associates and other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Unaudited Consolidated Interim Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant, and equipment for own use

Property, plant and equipment for own use includes but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Unaudited Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Unaudited Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Unaudited Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Unaudited Consolidated Interim Statement of Income. This charge is calculated using the longer term of the life of the lease or the useful life of any leasehold improvement,

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii. Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii. Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv. Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions. These models and risk assessment have been approved by the Board of Directors.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank models determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Commercial loans,
ii.	Mortgage loans, and
iii.	Consumer loans.

The models used to determine credit risk allowances are described as follows:

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns a risk category to each debtor, their contingent loans and loans. These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity. There exists reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited capacity to settle short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which repayment is considered remote. This portfolio consists of debtors that demonstrate a reduced or null payment capacity with signs of a possible bankruptcy, debtors who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the guarantees. The exposure of each category is determined by calculating the total balance in each portfolio (A1 to B4) and applying the expected loss rate.

Impaired Portfolio

A provision for an impaired portfolio is calculated by determining the expected loss rate, adjusting for amounts recoverable through guarantees and the present value of recoveries made through collection services after the related expenses.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Once the expected loss range is determined, the debtor can be classified into categories C1 to C6. Using this classification system the related allowance percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

II.	Allowances for group assessments

Group evaluations are used to approximate allowances required for loans with low balances related to individuals and small companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicating the debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, loans due and defaulted loans, in addition to other parameters.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes individually non-significant commercial loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk which in this case is a default of 90 or more. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

During the second semester of 2014, and as a response to the ongoing improvement of the allowances models for loans, the Bank updated its allowances model for consumer loans and commercial loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, better techniques of statistical processes and of the extent of historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or the situation of a specific economical sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. The Bank has not recorded provisions for this concept as of March 31, 2015 and 2014 and as of December 31, 2014.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and accounts receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan operations, including any future payments due in the case of installments loans or leasing operations (for which partial charge-offs do not exist).

Charge-offs are recorded under “Provision for loan losses” through the Unaudited Consolidated Interim Statement of Income in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), independent of the cause. Any receipt of payment for a loan previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any receipt of payment for “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

Upon recovery of previously charged-off balances, the renegotiated loans will be recognized as an asset and the associated income as a recovery of loan loss within the “Provision for loan losses”.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Including guarantees, bonds, standby letters of credit.

ii.	Confirmed foreign letters of credit: Comprises of letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees letters issued.

vi.	Unrestricted credit lines: The balance of the available credit lines that customers may use without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Loans that the Bank has agreed but not yet lent. These outstanding balances must be transferred at an agreed future date when events contractually agreed upon with the customer occur, such as lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The Unaudited Consolidated Interim Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loans are charged-off when Management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses (Notes 7, 8 and 26)
-	Impairment losses of certain assets (Notes 6, 7, 8, 9, and 29)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 29)
-	The fair value of assets and liabilities (Notes 5, 6, 9 and 32)
-	Commitments and contingencies (Note 18)
-	Current and deferred taxes (Note 12)

t)	Non-current assets held for sale

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

As of March 31, 2015 and 2014 and December 31, 2014 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”.

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income for the period, under “Other operating expenses”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of March 31, 2015 and 2014 and December 31, 2014 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Interim Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of March 31, 2015 and December 31, 2014 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Unaudited Consolidated Interim Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management
b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

a) actuarial gains and losses;

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b) the difference between the actual return on plan assets and the interest on plan assets included in the net interest component; and

c) changes in the effect of the asset ceiling.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Unaudited Consolidated Interim Statement of Income.

The post-employment benefits liability, recognized in the Unaudited Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.   Cash-settled share based compensation:

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement of the period.

z)	Reclassification of items

Banco Santander Chile has reclassified some items in the Interim Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications, which did not affect the Bank’s results, have no significant or material impact on the current Unaudited Consolidated Interim Financial Statements.

aa)	Application of new and revised International Financial Reporting Standards

i.	New and revised standards affecting amounts reported and/or disclosures in the financial statements

As of the date of issuance of these Unaudited Consolidated Financial Statements, the following accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF, effective in current year

As of March 31, 2015, there are no new accounting regulations issued by SBIF to be implemented.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	New and revised IFRS standards, effective in current year

Amendment to IAS 19 (2011), Employee Benefits – On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis.

The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Annual Improvements 2010 – 2012 Cycle

IFRS 2 Share based payments,Definition of vesting condition - Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition need to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations, Accounting for contingent consideration in a business combination - The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments, Aggregation of Operating Segments – The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. It clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13 Fair Value Measurement, Short-term receivables and payables – The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, Revaluation method: proportionate restatement of accumulated depreciation/amortization – The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IAS 24 Related Party Disclosures, Key management personnel – The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

The implementation of those modifications had no material impact on the consolidated financial statements of the Bank.

Annual Improvements 2011 – 2013 Cycle

IFRS 1 First-time Adoption of International Financial Reporting Standards, Meaning of “effective IFRS” -The amendment clarifies that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3 Business Combinations, Scope exception for joint ventures - The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement, Scope of portfolio exception (paragraph 52) - The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40 Investment Property, Interrelationship between IFRS 3 and IAS 40 - IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

The implementation of those modifications had no material impact on the consolidated financial statements of the Bank.

i.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of March 31, 2015

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations by the SBIF that were not mandatory as of March 31, 2015. Though in some cases the IASB has allowed for their in advance adoption, the Bank has not done so up to said date.

1.	Accounting regulations issued by the SBIF

On December 30, 2014 the SBIF issued Circular 3.573 containing amendments to Chapters B-1, B-2 and E of the Compendium of Accounting Standards. The amendments establish a standardized method for measuring residential mortgage loans that will apply from 2016. Also it provides complementary information for loans and provisions that are in the impaired portfolio. In a letter dated January 30, 2015 the date of application of all of the regulatory changes was extended to January 1, 2016. The Bank’s management is assessing the potential impact of the adoption of these modifications.

2.	New and revised IFRS issued but not effective

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9)- This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board's project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

On November 19, 2013, has published an amendment to IFRS 9 “Financial Instruments” incorporating its new general hedge accounting model. This represents a significant milestone as it completes another phase of the IASB’s project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. The new general hedge accounting model will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting.

The IFRS 9 amendment to introduce the new hedge accounting model removed the mandatory effective date for IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of which are due to be finalized in 2014. The standard is available for early adoption (subject to local endorsement requirements), but if an entity elects to apply it must apply all of the requirements in the standard at the same time. On transition the hedge accounting requirements are generally applied prospectively with some limited retrospective application

IFRS 9 (2014) was issued on 24 July 2014 and supersedes IFRS 9 (2013), but this version of the standard remains available for application if the relevant date of initial application is before 1 February 2015

On July 24, 2014 the IASB has published the final version of IFRS 9 'Financial Instruments' bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 'Financial Instruments:

Recognition and Measurement'. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 14, Regulatory Deferral Accounts – issued on January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income.

IFRS 14 is effective for an entity’s firs annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted. The Bank’s management has considered that regulatory deferral accounts will not impact in the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers - issued on May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09. The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2017. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11) - issued on May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11;
•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively. The Bank’s management has considered that accounting for acquisitions of interests in joint operations will not impact in the unaudited consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) - issued on May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”.The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendment will not impact in the unaudited consolidated financial statements.

Equity Method in Separate Financial Statements (Amendments to IAS 27) - issued on August 12, 2014, the IASB has published “Equity Method in Separate Financial Statements (Amendments to IAS 27)”. The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements. The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost,
•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9), or
•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by category of investments. In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards. The accounting option must be applied by category of investments. In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Bank’s management has considered that amendment will not impact in the unaudited consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

• require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

• require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The Bank’s management has considered that amendments will not impact in the unaudited consolidated financial statements.

Disclosure initiative (Amendments to IAS 1) - issued on December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendments will not impact in the unaudited consolidated financial statements.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) - issued on December 18, 2014 the IASB has published 'Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management has considered that amendments will not impact in the unaudited consolidated financial statements.

Annual Improvements 2012-2014 Cycle

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, Changes in methods of disposal - Adds specific guidance in IFRS 5 for cases in which an entity reclassify an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosures (with consequential amendments to IFRS 1), Servicing contracts - Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits, Discount rate – Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

IAS 34 Interim Financial Reporting, Disclosure of information “elsewhere in the interim financial report” - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference

The Bank’s management has considered that improvements will not impact in the unaudited consolidated financial statements.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 02

SIGNIFICANT EVENTS

As of March 31, 2015, the following significant events have occurred and affected the Bank`s operations and Unaudited Consolidated Interim Financial Statements.

a) The Board

There were no significant events relating to the Board of Directors.

c) Issuance of bonds - at March 31, 2015

In the three months to March 31, 2015 the Bank has placed senior bonds in the amount of UF8,000,000. Debt issuance information is included in Note 15.

c.1) Senior bonds

Series	Currency	Issued amount	Amount placed (*)	Term	Issuance rate	Issuance date	Maturity date
SF	UF	3,000,000	3,000,000	5 years	3.00% biannually	02-19-2015	04-01-2020
SB	UF	2,000,000	2,000,000	4 years	2.65% biannually	12-11-2014	07-01-2019
SG	UF	3,000,000	3,000,000	10 years	3.30% biannually	02-26-2015	10-01-2025
Total	UF	8,000,000	8,000,000

(*) Corresponds to amounts placed between January 1 and March 31, 2015.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 03

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment which function under three divisions. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of March 31, 2015.

The Bank has the following operating segments falling under each Division header noted below:

Individuals and Small and mid-sized entities (SMEs)

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial Banking
Serves individuals with monthly incomes over Ch$400,000 pesos. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

c.	Small and mid-sized entities (SMEs)

Small companies are considered to be companies with annual sales less than Ch$1,200 million. This operating segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and Institutions

a.	Middle market

Companies with annual sales in excess of Ch$1,200 million but not more than Ch$10,000 million are included in this segment. The companies within this operating segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate
This operating segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
This operating segment is made up of companies with annual sales exceeding Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

d.	Institutions

Serves institutions such as universities, government entities, local and regional governments. The institutions within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

Global Banking and Markets

The Global Banking and Markets is comprised of:

a.	Corporate

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury
The Treasury provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 03

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of March 31, 2015 and 2014, and in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2014:

		For the three months ended March 31, 2015
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs
Santander Banefe	765,000	22,714	4,039	17	(11,508)	(12,981)	2,281
Commercial Banking	11,460,564	131,289	28,545	1,768	(40,312)	(88,639)	32,651
Small and mid-sized (SMEs)	3,252,893	62,179	10,606	1,747	(19,736)	(20,086)	34,710
Subtotal	15,478,457	216,182	43,190	3,532	(71,556)	(121,706)	69,642

Companies and Institutions
Middle market	1,931,209	19,549	3,502	2,117	(5,565)	(7,453)	12,150
Large Corporations	2,248,334	17,539	2,098	1,560	641	(5,334)	16,504
Real estate	1,018,548	7,842	1,067	98	(13)	(1,515)	7,479
Institutions	410,321	8,329	287	256	66	(3,454)	5,484
Subtotal	5,608,412	53,259	6,954	4,031	(4,871)	(17,756)	41,617

Subtotal Commercial Banking	21,086,869	269,441	50,144	7,563	(76,427)	(139,462)	111,259

Global banking and markets
Corporate	2,456,355	15,247	4,315	(3)	(848)	(6,304)	12,407
Treasury	-	4,882	28	15,102	-	(5,666)	14,346
Subtotal	2,456,355	20,129	4,343	15,099	(848)	(11,970)	26,753

Other	140,336	(16,151)	974	18,329	(1,951)	228	1,429

Total	23,683,560	273,419	55,461	40,991	(79,226)	(151,204)	139,441

Other operating income	5,108
Other operating expenses	(14,646)
Income from investments in associates and other companies	485
Income tax expense	(31,318)
Net income for the period	99,070

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income (expense) from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 03

OPERATING SEGMENTS, continued

	As of December 31, 2014	For the three months ended March 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs
Santander Banefe	752,267	23,340	5,221	10	(13,628)	(11,106)	3,837
Commercial Banking	11,083,815	123,532	29,741	1,414	(31,350)	(79,147)	44,190
Small and mid-sized (SMEs)	3,354,840	65,372	10,875	1,276	(27,754)	(18,583)	31,186
Subtotal	15,190,922	212,244	45,837	2,700	(72,732)	(108,836)	79,213

Companies and Institutions
Middle market	1,888,557	19,398	3,449	2,022	(5,396)	(7,095)	12,378
Large Corporations	2,138,226	17,521	2,215	1,819	(2,887)	(4,377)	14,291
Real estate	1,027,191	8,043	1,263	69	75	(1,313)	8,137
Institutions	390,895	8,374	612	172	93	(3,086)	6,165
Subtotal	5,444,869	53,336	7,539	4,082	(8,115)	(15,871)	40,971

Commercial Banking	20,635,791	265,580	53,376	6,782	(80,847)	(124,707)	120,184

Global banking and markets
Corporate	2,201,913	16,948	5,795	127	(588)	(5,752)	16,530
Treasury	-	3,698	3	17,746	-	(3,948)	17,499
Subtotal	2,201,913	20,646	5,798	17,873	(588)	(9,700)	34,029

Other	54,945	27,267	(3,410)	8,317	(201)	(3,167)	29,208

Total	22,892,649	313,493	55,764	32,972	(81,234)	(137,574)	183,421

Other operating income	5,510
Other operating expenses	(20,879)
Income from investments in associates and other companies	287
Income tax expense	(26,152)
Net income for the period	142,187

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income (expense) from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization and impairment.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 04

CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Cash and deposit in banks
Cash	603,677	594,979
Deposit in the Central Bank of Chile	559,624	167,444
Deposit in domestic banks	165	50
Deposit in foreign banks	669,426	846,415
Subtotals – Cash and deposit in banks	1,832,892	1,608,888

Cash in process of collection, net	216,931	250,114

Cash and cash equivalents	2,049,823	1,859,002

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b) Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	211,007	261,758
Funds receivable	852,695	269,615
Subtotal	1,063,702	531,373
Liabilities
Funds payable	846,771	281,259
Subtotal	846,771	281,259

Cash in process of collection, net	216,931	250,114

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	173,627	270,004
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	83,302	461,340
Subtotal	256,929	731,344

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	41,670	36,339
Other Chilean securities	-	-
Subtotal	41,670	36,339

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	263	7,132
Funds managed by others	-	-
Subtotal	263	7,132

Total	298,862	774,815

As of March 31, 2015 and December 31, 2014, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of March 31, 2015 and December 31, 2014 the Bank holds the following portfolio of derivative instruments:

	As of March 31, 2015
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	344,719	766,802	555,866	1,667,387	9,688	2,527
Cross currency swaps	-	205,234	710,131	915,365	146,705	6,954
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	344,719	972,036	1,265,997	2,582,752	156,393	9,481

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	82,954	2,020,780	1,267,282	3,371,016	139,669	40,776
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives
Subtotal	82,954	2,020,780	1,267,282	3,371,016	139,669	40,776

Trading derivatives
Currency forwards	10,235,802	20,683,666	2,193,871	33,113,339	390,117	374,521
Interest rate swaps	1,717,750	20,044,950	45,889,252	67,651,952	490,133	581,540
Cross currency swaps	506,410	6,174,568	19,307,894	25,988,872	1,547,714	1,263,318
Call currency options	102,116	86,650	421,472	610,238	23,544	22,812
Call interest rate options	-	1,231	141,821	143,052	972	1,010
Put currency options	208,297	295,401	-	503,698	1,560	768
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	406,065	-	-	406,065	795	716
Subtotal	13,176,440	47,286,466	67,954,310	128,417,216	2,454,835	2,244,685

Total	13,604,113	50,279,282	70,487,589	134,370,984	2,750,897	2,294,942

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	97,812	846,168	668,166	1,612,146	9,821	2,540
Cross currency swaps	-	193,704	694,852	888,556	110,448	7,997
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	97,812	1,039,872	1,363,018	2,500,702	120,269	10,537

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	11,329	850,555	1,727,283	2,589,167	131,880	21,996
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	11,329	850,555	1,727,283	2,589,167	131,880	21,996

Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	31,052,795	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	55,661,427	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	23,948,973	1,609,197	1,761,196
Call currency options	160,560	89,701	-	250,261	1,587	2,597
Call interest rate options	-	-	103,474	103,474	795	633
Put currency options	153,999	157,757	34,491	346,247	2,575	485
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	258,425	-	-	258,425	142	353
Subtotal	11,513,620	40,947,388	59,160,594	111,621,602	2,475,414	2,528,851

Total	11,622,761	42,837,815	62,250,895	116,711,471	2,727,563	2,561,384

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2015 and December 31, 2014, classified by term to maturity:

	As of March 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	-	-	-	-	-
Available for sale investments
Yankee bonds	-	-	-	-	-
Mortgage financing bonds	-	-	-	3,197	3,197
Treasury bonds (BTP)	-	-	10,000	20,000	30,000
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	923,922	157,000	-	-	1,080,922
Issued debt instruments
Senior bonds	392,833	262,908	293,894	518,998	1,468,633
Subordinated bonds	-	-	-	-	-
Interbank borrowings
Interbank loans	-	-	-	-	-
Total	1,316,755	419,908	303,894	542,195	2,582,752
Hedging instrument
Cross currency swaps	205,234	262,908	193,894	253,329	915,365
Interest rate swaps	1,111,521	157,000	110,000	288,866	1,667,387
Total	1,316,755	419,908	303,894	542,195	2,582,752

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	-	-	-	-	-
Available for sale investments
Yankee bond	-	-	-	-	-
Mortgage finance bonds	-	-	-	3,291	3,291
Treasury bonds (BTP)	-	20,000	135,000	20,000	175,000
Central bank bonds (BCP)	-	28,000	13,000	147,500	188,500
Time deposits and other demand liabilities
Time deposits	761,481	33,000	-	-	794,481
Issued debt instruments
Senior bonds	376,203	261,437	286,792	414,998	1,339,430
Subordinated bonds	-	-	-	-	-
Interbank borrowings
Interbank loans	-	-	-	-	-
Total	1,137,684	342,437	434,792	585,789	2,500,702
Hedging instrument
Cross currency swaps	943,980	81,000	248,000	339,166	1,612,146
Interest rate swaps	193,704	261,437	186,792	246,623	888,556
Total	1,137,684	342,437	434,792	585,789	2,500,702

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of March 31, 2015 and December 31, 2014, and the period when the cash flows will be generated:

	As of March 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,129,874	68,480	-	-	1,198,354
Available for sale investments
Yankee bond	-	-	12,555	294,055	306,610
Chilean Central Bank bonds	11,448	-	-	-	11,448
Time deposits and other time liabilities
Time deposits	140,290	-	-	-	140,290
Issued debt instruments
Senior bonds (variable rate)	434,417	474,784	156,333	-	1,065,534
Senior bonds (fixed rate)	-	-	-	-	-
Interbank borrowings
Interbank loans	387,705	261,075	-	-	648,780
Total	2,103,734	804,339	168,888	294,055	3,371,016
Hedging instrument
Cross currency swaps	2,103,734	804,339	168,888	294,055	3,371,016
Total	2,103,734	804,339	168,888	294,055	3,371,016

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	10,078	78,927	-	-	89,005
Available for sale investments
Yankee bond	-	-	-	287,078	287,078
Chilean Central Bank bonds	11,448	11,509	-	-	22,957
Time deposits and other time liabilities
Time deposits	289,819	-	-	-	289,819
Issued debt instruments
Senior bonds (variable rate)	-	882,875	152,083	-	1,034,958
Senior bonds (fixed rate)	-	-	-	-	-
Interbank borrowings
Interbank loans	550,539	314,811	-	-	865,350
Total	861,884	1,288,122	152,083	287,078	2,589,167
Hedging instrument
Cross currency swaps	861,884	1,288,122	152,083	287,078	2,589,167
Total	861,884	1,288,122	152,083	287,078	2,589,167

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of March 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	33,881	22,943	9,424	4,911	71,159
Outflows	(27,392)	(14,148)	(1,118)	-	(42,658)
Net flows	6,489	8,795	8,306	4,911	28,501

Hedging instrument
Inflows	27,392	14,148	1,118	-	42,658
Outflows (*)	(33,881)	(22,943)	(9,424)	(4,911)	(71,159)
Net flows	(6,489)	(8,795)	(8,306)	(4,911)	(28,501)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,834	26,763	10,039	5,449	65,085
Outflows	(27,361)	(19,007)	(2,186)	-	(48,554)
Net flows	(4,527)	7,756	7,853	5,449	16,531

Hedging instrument
Inflows	27,361	19,007	2,186	-	48,554
Outflows (*)	(22,834)	(26,763)	(10,039)	(5,449)	(65,085)
Net flows	4,527	(7,756)	(7,853)	(5,449)	(16,531)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	As of March 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	86,207	28,407	-	-	114,614
Outflows	-	-	-	-	-
Net flows	86,207	28,407	-	-	114,614

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(86,207)	(28,407)	-	-	(114,614)
Net flows	(86,207)	(28,407)	-	-	(114,614)

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	62,551	39,579	-	-	102,130
Outflows	-	-	-	-	-
Net flows	62,551	39,579	-	-	102,130

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(62,551)	(39,579)	-	-	(102,130)
Net flows	(62,551)	(39,579)	-	-	(102,130)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges validation produced by hedge instruments used in hedged cash flow was recorded in the Unaudited Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of March 31, 2015 and 2014, and is as follows:

	As of March 31,	As of December 31,
Hedged item	2015	2014
	MCh$	MCh$

Interbank loans	(7,398)	4,208
Issued debt instruments	(12,185)	5,981
Available for sale investments	(13,858)	(726)
Loans and accounts receivable from customers	(12,244)	1,262
Net flows	(45,685)	10,725

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of March 31, 2015 and 2014, Ch$1,184 million and Ch$299 million respectively, were recognized in income.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to the period’s income:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Bond hedging derivatives	-	(7)
Interbank loans hedging derivatives	-	382

Cash flow hedge net income	-	375

See Note 19 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of March 31, 2015 and December 31, 2014, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 07

INTERBANK LOANS

a)	As of March 31, 2015 and December 31, 2014, balances of “Interbank loans” are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	90,050	44
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	(74)	-

Foreign interbank loans
Interbank loans – Foreign	21,095	11,899
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(18)	(25)

Total	111,053	11,918

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of March 31,			As of December 31,
	2015			2014
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	25	25	-	54	54
Charge-offs	-	-	-	-	-	-
Provisions established	74	14	88	-	60	60
Provisions released	-	(21)	(21)	-	(89)	(89)

Total	74	18	92	-	25	25

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of March 31, 2015 and December 31, 2014, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
As of March 31, 2015	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,615,632	229,306	580,714	8,425,652	140,325	135,066	275,391	8,150,261
Foreign trade loans	2,036,292	77,248	66,878	2,180,418	63,027	1,387	64,414	2,116,004
Checking accounts debtors	276,339	5,813	11,930	294,082	3,795	6,420	10,215	283,867
Factoring transactions	247,688	1,305	5,407	254,400	6,450	741	7,191	247,209
Leasing transactions	1,346,840	78,450	59,212	1,484,502	16,403	6,710	23,113	1,461,389
Other loans and account receivable	110,921	830	24,537	136,288	6,595	11,924	18,519	117,769
Subtotal	11,633,712	392,952	748,678	12,775,342	236,595	162,248	398,843	12,376,499

Mortgage loans
Loans with mortgage finance bonds	51,511	-	2,307	53,818	-	344	344	53,474
Mortgage mutual loans	127,723	-	2,220	129,943	-	584	584	129,359
Other mortgage mutual loans	6,286,735	-	371,615	6,658,350	-	48,530	48,530	6,609,820
Subtotal	6,465,969	-	376,142	6,842,111	-	49,458	49,458	6,792,653

Consumer loans
Installment consumer loans	2,027,388	-	329,087	2,356,475	-	203,195	203,195	2,153,280
Credit card balances	1,334,551	-	27,498	1,362,049	-	45,569	45,569	1,316,480
Leasing transactions	5,022	-	91	5,113	-	65	65	5,048
Other consumer loans	226,154	-	5,171	231,325	-	8,261	8,261	223,064
Subtotal	3,593,115	-	361,847	3,954,962	-	257,090	257,090	3,697,872

Total	21,692,796	392,952	1,486,667	23,572,415	236,595	468,796	705,391	22,867,024

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
As of December 31, 2014	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,523,582	234,524	566,843	8,324,949	139,628	139,446	279,074	8,045,875
Foreign trade loans	1,644,096	72,213	69,923	1,786,232	59,754	1,278	61,032	1,725,200
Checking accounts debtors	248,471	6,376	11,384	266,231	3,823	6,457	10,280	255,951
Factoring transactions	322,337	2,482	3,022	327,841	4,459	725	5,184	322,657
Leasing transactions	1,346,867	82,299	60,218	1,489,384	18,264	6,763	25,027	1,464,357
Other loans and account receivable	113,156	717	21,790	135,663	6,376	11,028	17,404	118,259
Subtotal	11,198,509	398,611	733,180	12,330,300	232,304	165,697	398,001	11,932,299

Mortgage loans
Loans with mortgage finance bonds	55,040	-	2,316	57,356	-	353	353	57,003
Mortgage mutual loans	113,741	-	2,409	116,150	-	552	552	115,598
Other mortgage mutual loans	6,092,647	-	365,878	6,458,525	-	47,839	47,839	6,410,686
Subtotal	6,261,428	-	370,603	6,632,031	-	48,744	48,744	6,583,287

Consumer loans
Installment consumer loans	1,989,755	-	331,020	2,320,775	-	201,931	201,931	2,118,844
Credit card balances	1,335,268	-	27,319	1,362,587	-	44,050	44,050	1,318,537
Leasing transactions	5,187	-	83	5,270	-	80	80	5,190
Other consumer loans	224,681	-	5,062	229,743	-	7,962	7,962	221,781
Subtotal	3,554,891	-	363,484	3,918,375	-	254,023	254,023	3,664,352

Total	21,014,828	398,611	1,467,267	22,880,706	232,304	468,464	700,768	22,179,938

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of March 31, 2015 and December 31, 2014, the portfolio before allowances is as follows, by customer`s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,181,498	1,126,268	-	-	1,181,498	1,126,268	4.99	4.92
Mining	623,368	428,847	-	-	623,368	428,847	2.63	1.87
Electricity, gas, and water	540,047	567,548	-	-	540,047	567,548	2.28	2.48
Agriculture and livestock	904,801	871,247	-	-	904,801	871,247	3.82	3.81
Forest	97,835	98,039	-	-	97,835	98,039	0.41	0.43
Fishing	282,253	256,818	-	-	282,253	256,818	1.19	1.12
Transport	783,559	758,339	-	-	783,559	758,339	3.31	3.31
Communications	170,269	167,004	-	-	170,269	167,004	0.72	0.73
Construction	1,375,488	1,365,841	-	-	1,375,488	1,365,841	5.81	5.97
Commerce	2,989,821	2,773,410	21,095	11,899	3,010,916	2,785,309	12.71	12.17
Services	463,266	469,141	-	-	463,266	469,141	1.96	2.05
Other	3,453,187	3,447,842	-	-	3,453,187	3,447,842	14.58	15.06

Subtotal	12,865,392	12,330,344	21,095	11,899	12,888,487	12,342,243	54.41	53.92

Mortgage loans	6,842,111	6,632,031	-	-	6,842,111	6,632,031	28.89	28.97

Consumer loans	3,954,962	3,918,375	-	-	3,954,962	3,918,375	16.70	17.11

Total	23,662,465	22,880,750	21,095	11,899	23,683,560	22,892,649	100.00	100.00

(*)	Includes domestic interbank loans for Ch$90,050 million as of March 31, 2015 (Ch$44 million as of December 31, 2014), see Note 07.

(**)	Includes foreign interbank loans for Ch$21,095 million as of March 31, 2015 (Ch$11,899 million as of December 31, 2014), see Note 07.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio

i)	As of March 31, 2015 and December 31, 2014, the impaired portfolio is as follows:

	As of March 31,				As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individualyl impaired portfolio	440,910	-	-	440,910	420,038	-	-	420,038
Non-performing loans (collectively evaluated)	375,230	158,344	100,321	633,895	367,791	179,417	97,119	644,327
Other impaired portfolio	96,245	217,798	261,526	575,569	95,335	191,186	266,365	552,886
Total	912,385	376,142	361,847	1,650,374	883,164	370,603	363,484	1,617,251

ii)	The impaired portfolio with or without guarantee as of March 31, 2015 and December 31, 2014 is as follows:

	As of March 31,				As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	429,463	337,762	47,154	814,379	408,759	341,860	48,133	798,752
Unsecured debt	482,922	38,380	314,693	835,995	474,405	28,743	315,351	818,499
Total	912,385	376,142	361,847	1,650,374	883,164	370,603	363,484	1,617,251

iii)	The portfolio of non-performing loans as of March 31, 2015 and December 31, 2014 is as follows:

	As of March 31,				As of December 31,
	2015				2014
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	126,768	139,764	7,936	274,468	130,999	157,608	8,292	296,899
Unsecured debt	248,462	18,580	92,385	359,427	236,792	21,809	88,827	347,428
Total	375,230	158,344	100,321	633,895	367,791	179,417	97,119	644,327

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2015 and 2014 are as follows:

Activity during 2015	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2014	232,304	165,697	48,744	254,023	700,768
Allowances established	19,329	14,939	3,845	34,113	72,226
Allowances released	(8,345)	(5,464)	(2,474)	(3,533)	(19,816)
Allowances released due to charge-off	(6,693)	(12,924)	(657)	(27,513)	(47,787)
Balance as of March 31, 2015	236,595	162,248	49,458	257,090	705,391

Activity during 2014	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2013	200,230	100,170	43,306	264,585	608,291
Allowances established	74,839	99,648	14,959	129,410	318,856
Allowances released	(15,903)	(7,127)	(6,561)	(38,275)	(67,866)
Allowances released due to charge-off	(26,862)	(26,994)	(2,960)	(101,697)	(158,513)
Balance as of December 31, 2014	232,304	165,697	48,744	254,023	700,768

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set for Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of March 31, 2015 and December 31, 2014 are Ch$147 million and Ch$155 million, respectively.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of March 31, 2015 and December 31, 2014 are Ch$14,524 million and Ch$16,036 million, respectively and are presented in liabilities of the Unaudited Consolidated Interim Statement of Financial Position

i)	Allowances established on customer and interbank loans

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of March 31,	As of December 31,
	2015	2014

Customers loans	72,226	318,856
Interbank loans	89	60
Total	72,315	318,916

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

ii)	Portfolio by its impaired and non-impaired status

	As of March 31, 2015
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,619,664	6,161,759	3,395,172	21,176,595	380,885	132,167	157,696	670,748	12,000,549	6,293,926	3,552,868	21,847,343
Overdue for 1-29 days	146,810	93,432	108,110	348,352	46,534	16,669	47,084	110,287	193,344	110,101	155,194	458,639
Overdue for 30-89 days	96,483	210,778	89,833	397,094	105,134	54,401	65,725	225,260	201,617	265,179	155,558	622,354
Overdue for 90 days or more	-	-	-	-	379,832	172,905	91,342	644,079	379,832	172,905	91,342	644,079

Total portfolio before allowances	11,862,957	6,465,969	3,593,115	21,922,041	912,385	376,142	361,847	1,650,374	12,775,342	6,842,111	3,954,962	23,572,415

Overdue loans (less than 90 days) presented as portfolio percentage	2.05%	4.70%	5.51%	3.40%	16.62%	18.89%	31.18%	20.33%	3.09%	5.48%	7.86%	4.59%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	41.63%	45.97%	25.24%	39.03%	2.97%	2.53%	2.31%	2.73%

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2014
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,225,562	5,959,902	3,361,922	20,547,386	374,316	129,185	160,292	663,793	11,599,878	6,089,087	3,522,214	21,211,179
Overdue for 1-29 days	136,012	94,212	116,315	346,539	38,909	18,164	53,921	110,994	174,921	112,376	170,236	457,533
Overdue for 30-89 days	85,562	207,314	76,654	369,530	107,093	51,435	60,676	219,204	192,655	258,749	137,330	588,734
Overdue for 90 days or more	-	-	-	-	362,846	171,819	88,595	623,260	362,846	171,819	88,595	623,260

Total portfolio before allowances	11,447,136	6,261,428	3,554,891	21,263,455	883,164	370,603	363,484	1,617,251	12,330,300	6,632,031	3,918,375	22,880,706

Overdue loans (less than 90 days) presented as portfolio percentage	1.94%	4.82%	5.43%	3.37%	16.53%	18.78%	31.53%	20.42%	2.98%	5.60%	7.85%	4.57%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	41.08%	46.36%	24.37%	38.54%	2.94%	2.59%	2.26%	2.72%

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 09

AVAILABLE FOR SALE INVESTMENTS

As of March 31, 2015 and December 31, 2014, details of instruments defined as available for sale investments are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	170,623	381,117
Chilean Central Bank Notes	71,440	384
Other Chilean Central Bank and Government securities	135,395	353,419
Subtotal	377,458	734,920
Other Chilean securities
Time deposits in Chilean financial institutions	780,978	590,382
Mortgage finance bonds of Chilean financial institutions	31,133	31,693
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	812,111	622,075
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	333,473	294,603
Subtotal	333,473	294,603

Total	1,523,042	1,651,598

As of March 31, 2015 and December 31, 2014, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$62,396 million and Ch$116,475 million, respectively.

As of March 31, 2015 and December 31, 2014, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$163,195 million and Ch$275,675 million, respectively.

As of March 31, 2015 available for sale investments included a net unrealized profit of Ch$15,242 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$15,244 million attributable to equity holders of the Bank and a loss of Ch$2 million attributable to non-controlling interest.

As of December 31, 2014 available for sale investments included a net unrealized profit of Ch$21,684 million, recorded as a “Valuation adjustment” in Equity, a profit of Ch$21,680 million attributable to equity holders of the Bank and a profit of Ch$4 million attributable to non-controlling interest.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 10

INTANGIBLE ASSETS

a)	As of March 31, 2015 and December 31, 2014 the composition of intangible assets is as follows:

				As of March 31, 2015
	Years of useful	Average remaining	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
	life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,006	10,566	(8,586)	1,980
Software development	3	2	38,977	234,767	(197,319)	37,448

Total			40,983	245,333	(205,905)	39,428

				As of December 31, 2014
	Years of useful	Average remaining	Net opening balance as of January 1, 2014	Gross balance	Accumulated amortization	Net balance
	life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,197	10,441	(8,435)	2,006
Software development	3	2	64,506	232,418	(193,441)	38,977

Total			66,703	242,859	(201,876)	40,983

b)	The changes in the value of intangible assets during the periods ended March 31, 2015 and December 31, 2014 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	10,441	232,418	242,859
Acquisitions	125	2,349	2,474
Disposals	-	-	-
Other	-	-	-
Balances as of March 31, 2015	10,566	234,767	245,333

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	486	26,951	27,437
Disposals	-	(36,556)	(36,556)
Other	-	-	-
Balances as of December 31, 2014	10,441	232,418	242,859

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 10

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(8,435)	(193,441)	(201,876)
Amortization for the period	(151)	(3,878)	(4,029)
Other changes	-	-	-
Balances as of March 31, 2015	(8,586)	(197,319)	(205,905)

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Amortization for the period	(677)	(15,924)	(16,601)
Other changes	-	-	-
Balances as of December 31, 2014	(8,435)	(193,441)	(201,876)

c)	The Bank has no restriction on intangible assets as of March 31, 2015 and December 31, 2014. Additionally, the intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related intangible assets as of those dates.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT

a)	As of March 31, 2015 and December 31, 2014 the property, plant and equipment balances are composed as follows:

		As of March 31, 2015
	Net opening balance as of January 1, 2015	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	142,596	211,592	(69,966)	141,626
Equipment	49,100	109,297	(63,113)	46,184
Ceded under operating leases	4,250	4,888	(641)	4,247
Other	15,615	43,958	(29,293)	14,665
Total	211,561	369,735	(163,013)	206,722

		As of December 31, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	128,119	209,668	(67,072)	142,596
Equipment	38,841	108,416	(59,316)	49,100
Ceded under operating leases	4,329	4,888	(638)	4,250
Other	8,926	43,499	(27,884)	15,615
Total	180,215	366,471	(154,910)	211,561

b)	The activity in property, plant and equipment during the periods ended March 31, 2015 and December 31, 2014 is as follows:

b.1) Gross balance

	Land and buildings	Equipment	Operating leases	Other	Total
2015	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	209,668	108,416	4,888	43,499	366,471
Additions	1,924	881	-	468	3,273
Disposals	-	-	-	(9)	(9)
Impairment due to damage	-	-	-	-	-
Other	-	-	-	-	-
Balances as of March 31, 2015	211,592	109,297	4,888	43,958	369,735

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	24,957	22,785	-	11,346	59,088
Disposals	-	(118)	-	(54)	(172)
Impairment due to damage	-	(108)	-	-	(108)
Other	-	-	-	-	-
Balances as of December 31, 2014	209,668	108,416	4,888	43,499	366,471

b.2)  Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Total
2015	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(67,073)	(59,316)	(638)	(27,883)	(154,910)
Depreciation charges in the period	(2,893)	(3,797)	(3)	(1,412)	(8,105)
Sales and disposals in the period	-	-	-	2	2
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of March 31, 2015	(69,966)	(63,113)	(641)	(29,293)	(163,013)

	Land and buildings	Equipment	Operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(10,483)	(12,331)	(79)	(4,678)	(27,571)
Sales and disposals in the period	2	31	-	76	109
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2014	(67,073)	(59,316)	(638)	(27,883)	(154,910)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of March 31, 2015 and December 31, 2014, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	333	453
Due after 1 year but within 2 years	901	1,140
Due after 2 years but within 3 years	295	278
Due after 3 years but within 4 years	269	278
Due after 4 years but within 5 years	255	276
Due after 5 years	1,601	1,755

Total	3,654	4,180

d)	Operational leases - Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	18,769	19,225
Due after 1 year but within 2 years	17,426	17,509
Due after 2 years but within 3 years	16,307	16,416
Due after 3 years but within 4 years	14,933	15,206
Due after 4 years but within 5 years	12,388	13,012
Due after 5 years	55,381	58,213

Total	135,204	139,581

e)	As of March 31, 2015 and December 31, 2014 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of March 31, 2015 and December 31, 2014. Additionally, the property, plant, and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 12

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of March 31, 2015 and December 31, 2014, the Bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(10,532)	(2,241)
Current tax liabilities	-	1,077
	-
Total tax payable (recoverable)	(10,532)	(1,164)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 22.5% (21% as of 12.31.2014)	135,642	122,150
Less:
Provisional monthly payments	(139,410)	(115,743)
Credit for training expenses	(1,910)	(1,764)
Land taxes leasing	(4,712)	(3,357)
Grant credits	(1,756)	(1,587)
Other	1,614	(863)

Total tax payable (recoverable)	(10,532)	(1,164)

b)	Effect on income

The effect of tax expense on income for the periods from January 1 and March 31, 2015 and 2014 is comprised of the following items:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Income tax expense
Current tax	14,778	23,245

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	15,427	2,830
Subtotals	30,205	26,075
Tax for rejected expenses (Article No.21)	901	77
Other	212	-
Net (benefit) charges for income tax expense	31,318	26,152

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 12

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of March 31, 2015 and 2014 is as follows:

	As of March 31,
	2015		2014
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	22.50	29,337	20.00	33,668
Permanent differences	(0.54)	(709)	(4.12)	(6,942)
Single penalty tax (rejected expenses)	0.69	901	0.05	82
Effect of tax reform changes on deferred tax	1.37	1,789	-	-
Real estate taxes	-	-	(0.38)	(643)
Other	-	-	(0.01)	(13)
Effective rates and expenses for income tax	24.02	31,318	15.54	26,152

d)	Effect of deferred taxes on other comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended March 31, 2015 and December 31, 2014:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Deferred tax assets
Available for sale investments	24	24
Cash flow hedges	10,279	(2.252)
Total deferred tax assets recognized through other comprehensive income	10,303	(2,228)

Deferred tax liabilities
Available for sale investments	(3,454)	(4.578)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(3,454)	(4,578)

Net deferred tax balances in equity	6,849	(6,806)

Deferred taxes in equity attributable to equity holders of the bank	6,849	(6,805)
Deferred tax in equity attributable to non-controlling interests	-	(1)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 12

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of March 31, 2015 and December 31, 2014, the Bank has recorded effects for deferred taxes in the financial statements.

Below are effects of deferred taxes on assets, liabilities and income:

	As of March 31,	As of December 31,
	2015 MCh$	2014 MCh$
Deferred tax assets
Interests and adjustments	10,389	10,999
Non-recurring charge-offs	7,830	7,988
Assets received in lieu of payment	1,403	1,209
Property, plant and equipment	4,940	5,154
Allowance for loan losses	125,902	125,195
Provision for expenses	34,282	28,902
Derivatives	12,581	9,939
Leased assets	60,891	73,886
Subsidiaries tax losses	7,768	7,887
Valuation of investments	-	4,895
Other	3,357	8,385
Total deferred tax assets	269,343	284,439

Deferred tax liabilities
Valuation of investments	(1,297)	-
Depreciation	(196)	(395)
Other	(1,891)	(2,658)
Total deferred tax liabilities	(3,384)	(3,053)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	10,303	(2,228)
Recognized through profit or loss	269,343	284,439
Total deferred tax assets	279,646	282,211

Deferred tax liabilities
Recognized through other comprehensive income	(3,454)	(4,578)
Recognized through profit or loss	(3,384)	(3,053)
Total deferred tax liabilities	(6,838)	(7,631)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 13

OTHER ASSETS

Other asset items include the following:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Assets for leasing (1)	68,467	66,656

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	12,290	12,270
Assets awarded at judicial sale	13,622	12,055
Provision on assets received in lieu of payment or awarded	(4,549)	(3,561)
Subtotal	21,363	20,764

Other assets
Guarantee deposits (margin accounts)	149,045	3,013
Gold investments	434	422
VAT credit	7,022	11,579
Income tax recoverable	18,013	38,674
Prepaid expenses	219,218	204,626
Assets recovered from leasing for sale	3,627	1,042
Pension plan assets	2,081	1,857
Accounts and notes receivable	49,894	47,153
Notes receivable through brokerage and simultaneous transactions	91,788	53,142
Other receivable assets	11,358	10,251
Other assets	33,783	33,994
Subtotal	586,263	405,753

Total	676,093	493,173

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total of these assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets currently represent 0.47% as of March 31, 2015 (0.47% as of December 31, 2014) of the Bank’s effective equity.

Assets awarded in judicial sale correspond to those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank is expected to complete the sale within one year from the date on which the asset are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial rewarded value rewarded plus any additions and the estimated realizable value (appraisal) when the former is greater.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 14

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of March 31, 2015 and December 31, 2014, the composition of the line item Time deposits and other liabilities is as follows:

	As of March 31,	As of December 31,
	2015 MCh$	2014 MCh$

Deposits and other demand liabilities
Checking accounts	5,141,836	5,131,130
Other deposits and demand accounts	531,777	554,785
Other demand liabilities	767,171	794,582

Total	6,440,784	6,480,497

Time deposits and other time liabilities
Time deposits	11,120,120	10,303,167
Time savings account	107,463	107,599
Other time liabilities	3,418	3,174

Total	11,231,001	10,413,940

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of March 31, 2015 and December 31, 2014, the composition of this item is as follows:

	As of March 31,	As of December 31,
	2015 MCh$	2014 MCh$

Other financial liabilities
Obligations to public sector	66,057	65,843
Other domestic obligations	141,482	136,021
Foreign obligations	1,132	3,261
Subtotals	208,671	205,125
Issued debt instruments
Mortgage finance bonds	75,692	81,509
Senior bonds	4,979,631	4,868,487
Mortgage Bonds	106,841	109,200
Subordinated bonds	723,272	725,916
Subtotals	5,885,436	5,785,112

Total	6,094,107	5,990,237

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of March 31, 2015
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,081	68,611	75,692
Senior bonds	1,486,042	3,493,589	4,979,631
Mortgage Bonds	5,053	101,788	106,841
Subordinated bonds	7,332	715,940	723,272
Issued debt instruments	1,505,508	4,379,928	5,885,436

Other financial liabilities	122,188	86,483	208,671

Total	1,627,696	4,466,411	6,094,107

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2014
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,561	74,948	81,509
Senior bonds	1,166,602	3,701,885	4,868,487
Mortgage Bonds	3,778	105,422	109,200
Subordinated bonds	10,451	715,465	725,916
Issued debt instruments	1,187,392	4,597,720	5,785,112

Other financial liabilities	120,549	84,576	205,125

Total	1,307,941	4,682,296	5,990,237

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.93% as of March 31, 2015 (5.83% as of December 31, 2014).

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	7,081	6,561
Due after 1 year but within 2 years	7,050	6,971
Due after 2 years but within 3 years	10,662	8,282
Due after 3 years but within 4 years	7,304	10,366
Due after 4 years but within 5 years	5,265	6,198
Due after 5 years	38,330	43,131
Total mortgage finance bonds	75,692	81,509

b)	Senior bonds

The following table shows senior bonds by currency:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Santander bonds in UF	4,963,654	1,797,438
Santander bonds in USD	10,842	2,191,347
Santander bonds in CHF	2,913	443,186
Santander bonds in Ch$	947	236,025
Santander bonds in AUD	377	62,472
Santander bonds in JPY	898	138,019
Total senior bonds	4,979,631	4,868,487

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2015 the Bank has placed bonds for UF 8,000,000 detailed as follows:

Series	Currency	Amount issued	Amount placed (*)	Term	Issuance rate	Issuance date	Maturity date
SF	UF	3,000,000	3,000,000	5 years	3.00% biannually	19-02-2015	01-04-2020
SB	UF	2,000,000	2,000,000	4 years	2.65% biannually	11-12-2014	01-07-2019
SG	UF	3,000,000	3,000,000	10 years	3.30% biannually	26-02-2015	01-10-2025
Total	UF	8,000,000	8,000,000

(*) Corresponds to amounts placed between January 1 and March 31, 2015.

During the first quarter of 2015, the bank did not repurchase bonds.

In 2014, the Bank issued bonds for UF 11,400,000; CLP 75,000,000,000; CHF 300,000,000; USD 750,000,000, AUD 125,000,000, and JPY 27,300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
EB Series	UF	2,000,000	5 years	3.5% per annum simple	02-21-2014	UF	2,000,000	10-01-2018
ED Series	UF	2,000,000	7 years	3.5% per annum simple	08-28-2014	UF	2,000,000	01-01-2021
EF Series	UF	2,400,000	10 years	3.40% biannually	10-29-2014	UF	2,400,000	01-01-2024
SB Series	UF	3,000,000	5 years	2.65% biannually	12-11-2014	UF	3,000,000	07-01-2019
SA Series	UF	2,000,000	10 years	3.00% biannually	12-16-2014	UF	2,000,000	01-01-2024
UF Total	UF	11,400,000
EA Series	CLP	25,000,000,000	5 years	6.2% per annum simple	02-22-2014	CLP	25,000,000,000	09-01-2018
SE Series	CLP	50,000,000,000	5 years	5.50% per annum simple	11-21-2014	CLP	50,000,000,000	07-01-2019
CLP Total	CLP	75,000,000,000
CHF Bond	CHF	300,000,000	3 years	1% per annum simple	01-31-2014	CHF	300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD	250,000,000	02-19-2019
Floating Bond	USD	500,000,000	5 years	Libor (3 months) + 90 bp	04-15-2014	USD	500,000,000	04-11-2017
USD Total	USD	750,000,000
AUD Bond	AUD	125,000,000	3 years	4.5% per annum simple	03-13-2014	AUD	125,000,000	03-13-2017
AUD Total	AUD	125,000,000
JPY Floating Bond	JPY	6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JPY	6,600,000,000	04-24-2017
JPY Current Bond	JPY	2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JPY	2,000,000,000	04-24-2017
JPYCurrent Bond	JPY	18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JPY	18,700,000,000	04-24-2019
JPY Total	JPY	27,300,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Nominal bonds to be placed:

As of March 31, 2015, the following bonds have been issued pending placement:

Series	Amount issued		Term	Issuance rate	Issuance date	Maturity date	Amount placed as of March 31, 2015		Amount pending placement
Bono BSTDP1	CLP	100,000,000,000	5 years	5.20 Biannually	18-02-2015	01-01-2020		-	CLP	100,000,000,000
Bono BSTDP2	CLP	50,000,000,000	7 years	5.50 Biannually	18-02-2015	01-01-2022		-	CLP	50,000,000,000
Bono BSTDP3	CLP	50,000,000,000	10 years	5.80 Biannually	18-02-2015	01-01-2025		-	CLP	50,000,000,000
Total	CLP	200,000,000,000							CLP	200,000,000,000
BSTDSA0714	UF	5,000,000	10 years	3.00 Biannually	12-11-2014	01-07-2024	UF	2,000,000	UF	3,000,000
Total UF	UF	5,000,000					UF	2,000,000	UF	3,000,000

iii.	Maturities of senior bonds are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Due within 1 year	1.486.042	1.166.602
Due after 1 year but within 2 years	283.183	646.380
Due after 2 years but within 3 years	1.022.025	1.037.521
Due after 3 years but within 4 years	492.004	381.263
Due after 4 years but within 5 years	468.734	566.430
Due after 5 years	1.227.643	1.070.291
Total senior bonds	4.979.631	4.868.487

c)	Mortgage bonds

Detail of issued mortgage bonds per currency is as a follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Mortgage bonds in UF	106,841	109,200
Total mortgage bonds	106,841	109,200

i.	Placement of Mortgage bonds

No mortgage bonds have been placed during 2015.

In 2014, the Bank placed mortgage bonds for UF1,500,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
AB	UF	1,500,000	18 years	3.2% biannually	09-01-2014	UF	1,500,000	04-01-2032
UF Total	UF	1,500,000

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$
Due within 1 year	5,053	3,778
Due after 1 year but within 2 years	6,047	6,065
Due after 2 years but within 3 years	6,243	6,261
Due after 3 years but within 4 years	6,445	6,463
Due after 4 years but within 5 years	6,653	6,671
Due after 5 years	76,400	79,962
Total mortgage bonds	106,841	109,200

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of March 31	As of December 31,
	2015	2014
	MCh$	MCh$
Subordinated bonds denominated in Ch$	7	-
Subordinated bonds denominated in USD	-	3
Subordinated bonds denominated in UF	723,265	725,913
Total subordinated bonds	723,272	725,916

i. Placement of subordinated bonds

As of March 31, 2015 and December 31, 2014, the following subordinated bonds were pending placement:

Series	Amount		Term	Issuance rate	Issuance date	Maturity date	Amount placed as of March 31, 2015	Amount pending placement
USTDH30914	UF	3,000,000	25 years	3.15% biannually	11-11-2014	01-09-2039	-	UF	3,000,000
USTDH30914	UF	3,000,000	20 years	3.00% biannually	10-11-2014	01-09-2034	-	UF	3,000,000
Total UF	UF	6,000,000					-	UF	6,000,000

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of subordinated bonds are as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$
Due within 1 year	7,332	10,451
Due after 1 year but within 2 years	5,101	6,311
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	710,839	709,154
Total subordinated bonds	723,272	725,916

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	3,399	3,380
Due after 2 year but within 3 years	3,128	2,248
Due after 3 year but within 4 years	33,766	20,988
Due after 4 year but within 5 years	24,884	15,116
Due after 5 years	21,306	42,844
Non-current portion subtotals	86,483	84,576

Current portion:
Amounts due to credit card operators	118,142	112,530
Acceptance of letters of credit	496	2,496
Other long-term financial obligations, short-term portion	3,550	5,523
Current portion subtotals	122,188	120,549

Total other financial liabilities	208,671	205,125

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of March 31, 2015 and December 31, 2014, the detail of the maturities of assets and liabilities is as follows:

As of March 31, 2015	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,582,892	250,000	-	-	1,832,892	-	-	-	1,832,892
Cash items in process of collection	1,063,702	-	-	-	1,063,702	-	-	-	1,063,702
Trading investments	-	263	-	120,226	120,489	113,620	64,753	178,373	298,862
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	165,720	119,059	415,172	699,951	936,827	1,114,119	2,050,946	2,750,897
Interbank loans (1)	21,145	90,000	-	-	111,145	-	-	-	111,145
Loans and accounts receivables from customers (2)	777,195	2,335,470	2,044,948	3,854,755	9,012,368	7,099,291	7,460,756	14,560,047	23,572,415
Available for sale investments	-	220,421	269,952	462,849	953,222	32,363	537,457	569,820	1,523,042
Guarantee deposits (margin accounts)	149,045	-	-	-	149,045	-	-	-	149,045

Total assets	3,593,979	3,061,874	2,433,959	4,853,002	13,942,814	8,182,101	9,177,085	17,359,186	31,302,000

Liabilities
Deposits and other demand liabilities	6,440,784	-	-	-	6,440,784	-	-	-	6,440,784
Cash items in process of collection	846,771	-	-	-	846,771	-	-	-	846,771
Obligations under repurchase agreements	-	220,967	4,101	522	225,590	-	-	-	225,590
Time deposits and other time liabilities	110,882	5,796,370	2,364,608	2,581,986	10,853,846	317,843	59,312	377,155	11,231,001
Financial derivatives contacts	-	149,872	118,376	296,904	565,152	840,498	889,292	1,729,790	2,294,942
Interbank borrowings	4,897	44,603	31,913	351,677	433,090	324,296	13,132	337,428	770,518
Issued debts instruments	-	193,912	312,593	999,003	1,505,508	2,326,715	2,053,213	4,379,928	5,885,436
Other financial liabilities	118,142	215	924	2,907	122,188	65,180	21,303	86,483	208,671
Guarantees received (margin accounts)	542,470	-	-	-	542,470	-	-	-	542,470

Total liabilities	8,063,946	6,405,939	2,832,515	4,232,999	21,535,399	3,874,532	3,036,252	6,910,784	28,446,183

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$92 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$398,843 million, Mortgage loans Ch$49,458 million, Consumer loans Ch$257,090 million.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,538,888	70,000	-	-	1,608,888	-	-	-	1,608,888
Cash items in process of collection	531,373	-	-	-	531,373	-	-	-	531,373
Trading investments	-	263,034	-	164,823	427,857	171,620	175,338	346,958	774,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	131,675	152,441	350,432	634,548	1,078,925	1,014,090	2,093,015	2,727,563
Interbank loans (1)	2,872	-	9,071	-	11,943	-	-	-	11,943
Loans and accounts receivables from customers (2)	814,557	2,168,019	1,774,873	3,773,848	8,531,297	7,084,202	7,265,207	14,349,409	22,880,706
Available for sale investments	-	22,652	158,014	526,410	707,076	184,376	760,146	944,522	1,651,598
Guarantee deposits (margin accounts)	3,013	-	-	-	3,013	-	-	-	3,013

Total assets	2,890,703	2,655,380	2,094,399	4,815,513	12,455,995	8,519,123	9,214,781	17,733,904	30,189,899

Liabilities
Deposits and other demand liabilities	6,480,497	-	-	-	6,480,497	-	-	-	6,480,497
Cash items in process of collection	281,259	-	-	-	281,259	-	-	-	281,259
Obligations under repurchase agreements	-	390,331	1,453	342	392,126	-	-	-	392,126
Time deposits and other time liabilities	112,025	5,343,226	2,480,158	2,289,405	10,224,814	130,427	58,699	189,126	10,413,940
Financial derivatives contacts	-	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issued debts instruments	-	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125
Guarantees received (margin accounts)	39,639	-	-	-	39,639	-	-	-	39,639

Total liabilities	7,032,117	6,175,945	3,205,819	3,717,331	20,131,212	4,329,432	2,930,039	7,259,471	27,390,683

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$25 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$398,001 million, Mortgage loans Ch$48,744 million, Consumer loans Ch$254,023 million.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 17

OTHER LIABILITIES

Other liabilities consist of:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Accounts and notes payable	98,818	90,261
Income received in advance	454	478
Guarantees received (margin accounts)	542,470	39,639
Notes payable through brokerage and simultaneous transactions	67,737	27,751
Other payable obligations	54,668	43,550
Withheld VAT	1,698	1,698
Other liabilities	18,303	17,476
Total	784,148	220,853

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 18

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of March 31, 2015, the Banks and its subsidiaries have provisions for this item of Ch$1,378 million and Ch$118 million, respectively (Ch$1,437 million and Ch$ 738 million as of December 31, 2014) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank`s contractual obligations to issue loans:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Letters of credit issued	151,768	205,920
Foreign letters of credit confirmed	56,875	75,813
Performance guarantees	1,398,038	1,481,154
Personal guarantees	197,014	262,169
Subtotal	1,803,695	2,025,056
Available on demand credit lines	5,768,468	5,699,573
Other irrevocable credit commitments	108,507	109,520
Total	7,680,670	7,834,149

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of March 31,	As of December 31,
	2015	2014
	MCh$	MCh$

Third party operations
Collections	194,667	172,070
Assets from third parties managed by the Bank and its affiliates	1,404,403	1,247,923
Subtotal	1,599,070	1,419,993
Custody of securities
Securities held in custody	274,642	238,264
Securities held in custody deposited in other entity	584,784	552,741
Issued securities held in custody	16,732,131	16,383,501
Subtotal	17,591,557	17,174,506
Total	19,190,627	18,594,499

During 2015, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of March 2015, the balance for this was Ch$1,404,403 million (Ch$1,247,923 million at December 31, 2014).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 2951729, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2014 to June 30, 2015.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 18

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that cannot be recognized in the Consolidated Interim Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Santander Agente de Valores Limitada

i)	In accordance with the provisions of Article No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 214116436, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2015.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$23,585 million to cover default risk on transactions entered into instantaneously or within short timeframes.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$3,000 million and additional guarantees entered at the Electronical Stock Market for Ch$1,002 million as of March 31, 2015.

iii)	As of March 31, 2015, the following legal situations are in process:

-	Case of “Nahum vs. Santander Investment S.A. Corredores de Bolsa” followed in Santiago 27th Civil Court File No. 659-2012, amounting to Ch$ 200 million. The first ruling was appealed and annulled and the time for submitting a second appeal expired on August 27, 2013. The case has not yet returned to the preliminary stage.

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$107 million, approximately. On January 30, 2015, the lawsuit was dismissed.

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, followed in Santiago 20th Civil Court, File No. 15549-2012. The period to provide evidence has expired and evidentiary proceedings are pending.

-	Case of “Echeverria con Santander Corredora”, followed in Santiago 21st Civil Court File No. c21-366-2014: a claim for indemnity damages for the failure of acquiring shares. Value: Ch$ 59,594,764. It is pending the Company’s procedural defense.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy relating to its obligations as an intermediary for insurance contracts. The company purchased a guarantee policy No. 10025805, covering UF500 and professional liability policy No. 10025806 for its insurance brokers, covering UF 60,000 from the Seguros Generales Consorcio Nacional de Seguros S.A. Policies valid from April 15, 2014 to April 14, 2015.

ii)	There are lawsuits for UF 4,792,31; which relates to goods given in leasing. Our lawyers have estimated, according to the criteria defined in IAS 37, a loss of Ch$117.9 million. The estimated loss amount was recorded as provisions.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 19

EQUITY

a)	Capital

As of March 31, 2015 and December 31, 2014 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2015 and 2014 was as follows:

	SHARES
	As of March 31, 2015	As of December 31, 2014

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of March 31, 2015 and December 31, 2014 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of March 31, 2015 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	66,822,519,695	-	66,822,519,695	35.46
Santander Chile Holding S.A.	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	30,886,974,071	30,886,974,071	16.39
Banks on behalf of third parties	11,695,295,480	-	11,695,295,480	6.21
Pension funds (AFP)	9,608,422,014	-	9,608,422,014	5.10
Stock brokers on behalf of third parties	3,929,440,322	-	3,929,440,322	2.09
Other minority holders	5,732,993,639	-	5,732,993,639	3.03
Total	157,559,152,723	30,886,974,071	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 19

EQUITY, continued

As of December 31, 2014 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	66,822,519,695	-	66,822,519,695	35.46
Santander Chile Holding S.A.	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	31,370,004,471	31,370,004,471	16.65
Banks on behalf of third parties	10,949,884,423	-	10,949,884,423	5.81
Pension fund (AFP) on behalf of third parties	10,082,508,540	-	10,082,508,540	5.35
Stock brokers on behalf of third parties	3,623,967,964	-	3,623,967,964	1.92
Other minority holders	5,826,760,128	-	5,826,760,128	3.09
Total	157,076,122,323	31,370,004,471	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

Dividends have been distributed as per the Unaudited Consolidated Interim Statements of Changes in Equity of the period.

c)	Diluted earnings per share and basic earnings per share

As of March 31, 2015 and 2014, the composition of diluted earnings per share and basic earnings per share were as follows:

	As of March 31,
	2015	2014
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	95,477	141,843
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	0.507	0.753

b) Diluted earnings per share
Total attributable to equity holders of the Bank	95,477	141,843
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	0.507	0.753

As of March 31, 2015 and 2014, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 19

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of March 31,	As of December 31.
	2015	2014
	MCh$	MCh$

Available for sale investments
As of January 1,	21,684	840
Gain (losses) on the re-measurement of available for sale investments, before tax	(29,041)	16,183
Reclassification from other comprehensive income to income for the year	22,600	4,661
Subtotals of activity during the period	(6,441)	20,844
Total	15,243	21,684

Cash flow hedges
As of January 1,	10,725	(8,257)
Gains (losses) on the re-measurement of cash flow hedges, before tax	(56,410)	18,552
Reclassification adjustments on cash flow hedges, before tax	-	430
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotals of activity during the period	(56,410)	18,982
Total	(45,685)	10,725

Other comprehensive income, before tax	(30,442)	32,409

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(3,430)	(4,554)
Income tax relating to cash flow hedges	10,279	(2,252)
Total	6,849	(6,806)

Other comprehensive income, net of tax	(23,593)	25,603
Attributable to:
Equity holders of the Bank	(23,592)	25,600
Non-controlling interest	(1)	3

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 20

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 20

CAPITAL REQUIREMENTS (BASEL), Continued

The levels of basic capital and effective net equity as of March 31, 2015 and December 31, 2014, are as follows:

	Consolidated assets		Risk-weighted assets
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,832,892	1,608,888	-	-
Cash in process of collection	1,063,702	531,373	160,370	90,203
Trading investments	298,862	774,815	50,263	89,605
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	1,189,224	1,154,471	1,035,195	996,334
Interbank loans, net	111,053	11,918	22,211	2,384
Loans and accounts receivables from customers, net	22,867,024	22,179,938	20,097,273	19,519,483
Available for sale investments	1,523,042	1,651,598	210,223	190,137
Investments in associates and other companies	18,338	17,914	18,338	17,914
Intangible assets	39,428	40,983	39,428	40,983
Property, plant, and equipment	206,722	211,561	206,722	211,561
Current taxes	10,532	2,241	1,053	224
Deferred taxes	279,646	282,211	27,965	28,221
Other assets	676,093	493,173	676,093	493,173
Off-balance-sheet assets
Contingent loans	3,894,530	3,976,465	2,255,503	2,265,904
Total	34,011,088	32,937,549	24,800,637	23,946,126

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Ruled issued by the SBIF.

The levels of basic capital and effective net equity as the close of each period are as follows:

			Ratio
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2015	2014	2015	2014
	MCh$	MCh$	%	%

Basic capital	2,627,538	2,609,896	7.73	7.92
Effective net equity	3,374,455	3,354,702	13.61	14.01

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 21

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of March 31, 2015	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	579	21	(3)	1	(2)	19
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	21,050	135	(2)	-	(2)	133
Santander Corredora de Seguros Limitada	0.25	152	-	-	-	-	-
Subtotals		21,783	156	(5)	1	(4)	152

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,901	231	-	-	-	231
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,966	1,929	-	-	-	1,929
Multinegocios S.A	100.00	1,039	309	-	-	-	309
Servicios Administrativos y Financieros Limitada	100.00	2,487	486	-	-	-	486
Multiservicios de Negocios Limitada	100.00	2,485	482	-	-	-	482
Subtotals		14,878	3,437	-	-	-	3,437

Total		36,661	3,593	(5)	1	(4)	3,589

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 21

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of March 31, 2014	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	494	23	-	-	-	23
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	19,985	284	(16)	3	(13)	271
Santander Corredora de Seguros Limitada	0.25	150	(1)	-	-	-	(1)
Subtotals		20,631	306	(16)	3	(13)	293

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,283	(151)	-	-	-	(151)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	122	(153)	-	-	-	(153)
Multinegocios S.A	100.00	530	53	-	-	-	53
Servicios Administrativos y Financieros Limitada	100.00	1,755	73	-	-	-	73
Servicios de Cobranzas Fiscalex Limitada (1)	100.00	751	119				119
Multiservicios de Negocios Limitada	100.00	1,775	97	-	-	-	97
Subtotals		8,216	38	-	-	-	38

Total		28,847	344	(16)	3	(13)	331

(1) On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 21

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of March 31,				As of December 31,
	2015				2014
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	69,515	8,692	60,726	97	70,602	9,068	63,078	(1,544)
Santander S.A. Corredores de Bolsa	114,088	71,162	42,618	308	74,408	31,790	40,171	2,447
Santander Agente de Valores Limitada	226,764	167,028	57,554	2,182	339,787	282,233	48,556	8,998
Santander S.A. Sociedad Securitizadora	609	64	561	(16)	622	61	640	(79)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,501	3,535	1,038	1,928	4,917	3,880	458	579
Multinegocios S.A.	1,165	127	730	308	1,959	1,229	477	253
Servicios Administrativos y Financieros Ltda.	2,592	105	2,001	486	2,956	955	1,686	315
Multiservicios de Negocios Ltda.	2,932	447	2,003	482	3,401	1,399	1,679	323
Bansa Santander S.A.	31,431	25,530	5,670	231	31,062	25,391	3,435	2,236
Total	455,597	276,690	172,901	6,006	529,714	356,006	160,180	13,528

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 22

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest method, regardless of the fair value, as well as the reclassifications as a consequence of hedge accounting.

a)	For the periods ended March 31, 2015 and 2014, the income from interest and inflation-indexation adjustments, not including income from hedge accounting, was attributable to the following items:

	For the three months ended March 31,
	2015				2014
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	144	-	-	144	347	-	-	347
Interbank loans	116	-	-	116	7	-	-	7
Commercial loans	167,591	392	1,677	169,660	180,518	46,339	1,399	228,256
Mortgage loans	62,944	466	4,692	68,102	59,464	70,792	4,154	134,410
Consumer loans	147,226	99	796	148,121	149,527	1,192	660	151,379
Investment instruments	11,515	(537)	-	10,978	17,638	6,791	-	24,429
Other interest income	1,008	1,657	-	2,665	2,278	117	-	2,395

Interest income less income from hedge accounting	390,544	2,077	7,165	399,786	409,779	125,231	6,213	541,223

b)	As indicated in section i) of Note 01, suspended interest relates to loans with late payments of 90 days or more, which are recorded in off-balance sheet accounts until they are effectively received.

For the periods ended March 31, 2014 and 2015, the suspended interest and adjustments income consists of the following:

	As of March 31,
	2015			2014
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	16,153	7,068	23,221	17,416	5,605	23,021
Mortgage loans	3,980	6,974	10,954	4,009	5,686	9,695
Consumer loans	5,683	708	6,391	5,271	787	6,058

Total	25,816	14,750	40,566	26,696	12,078	38,774

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 22

INTEREST INCOME AND INFLATION-INDEXING ADJUSTMENTS, continued

c)	For the periods ended March 31, 2015 and 2014, the expenses from interest and inflation-indexation adjustments, excluding expense from hedge accounting, is as follows:

	For the three months ended March 31,
	2015			2014
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,809)	4	(3,805)	(1,624)	(441)	(2,065)
Repurchase agreements	(1,814)	-	(1,814)	(1,898)	-	(1,898)
Time deposits and liabilities	(74,127)	590	(73,537)	(93,882)	(14,374)	(108,256
Interbank borrowings	(3,381)	-	(3,381)	(4,670)	(2)	(4,672)
Issued debt instruments	(42,799)	(199)	(42,998)	(44,239)	(34,059)	(78,298)
Other financial liabilities	(758)	7	(751)	(774)	(404)	(1,178)
Other interest expense	(835)	993	158	(628)	(3,331)	(3,959)
Interest expense less expenses from hedge accounting	(127,523)	1,395	(126,128)	(147,715)	(52,611)	(200,326)

d)	For the periods ended March 31, 2015 and 2014, the overview of interests and inflation-indexing adjustments is as follows:

	For the three months ended March 31,
	2015	2014
Items	MCh$	MCh$

Interest income less income from hedge accounting	399,786	541,223
Interest expense less expense from hedge accounting	(126,128)	(200,326)

Net Interest income less net (expense) income from hedge accounting	273,658	340,897

(Expense) income from hedge accounting, net	(239)	(27,404)

Total net interest income	273,419	313,493

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 23

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,660	1,722
Fees and commissions for guarantees and letters of credit	9,103	7,941
Fees and commissions for card services	39,607	36,046
Fees and commissions for management of accounts	7,603	7,106
Fees and commissions for collections and payments	7,931	10,305
Fees and commissions for intermediation and management of securities	2,823	2,291
Insurance brokerage fees	8,082	8,117
Office banking	4,985	4,167
Other fees earned	12,758	12,986
Total	94,552	90,681

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(29,631)	(25,986)
Fees and commissions for securities transactions	(268)	(275)
Office banking and other fees	(9,192)	(8,656)
Total	(39,091)	(34,917)

Net fees and commissions income	55,461	55,764

The fees earned in transactions with letters of credit are presented on the Consolidated Interim Statement of Income in the line item “Interest income”.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 24

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

For the periods ended March 31, 2015 and 2014, the detail of income from financial operations is as follows:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(171,863)	12,860
Trading investments	8,149	10,974
Sale of loans and accounts receivables from customers
Current portfolio	-	-
Charged-off portfolio	(27)	30
Available for sale investments	23,202	566
Repurchase of issued bonds	-	5,200
Other profit and loss from financial operations	(20)	(88)
Total	(140,559)	29,542

NOTE 25

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the periods ended March 31, 2015 and 2014, net foreign exchange income is as follows:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(78,350)	(130,800)
Hedging derivatives	254,964	129,506
Income from inflation-indexed assets in foreign currency	5,338	5,170
Loss on inflation-indexed liabilities in foreign currency	(402)	(446)
Total	181,550	3,430

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 26

PROVISIONS FOR LOAN LOSSES

a)	The 2015 and 2014 activity within income for provisions for loan losses is as follows:

		Loans and accounts receivable from customers
For the three months ended March 31, 2015	Interbank	Commercial		Mortgage	Consumer
	Loans	Loans		loans	loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(2,625)	(14,217)	(2,456)	(25,213)	-	-	(44,511)
Provisions established	(89)	(19,329)	(14,939)	(3,845)	(34,113)	(1,061)	(533)	(73,909)
Total provisions and charge-offs	(89)	(21,954)	(29,156)	(6,301)	(59,326)	(1,061)	(533)	(118,420)
Provisions released	21	8,345	5,464	2,474	3,533	1,603	1,611	23,051
Recovery of loans previously charged-off	-	1,407	5,121	1,414	8,201	-	-	16,143
Net charge to income	(68)	(12,202)	(18,571)	(2,413)	(47,592)	542	1,078	(79,226)

		Loans and accounts receivable from customers
For the three months ended March 31, 2014	Interbank	Commercial		Mortgage	Consumer
	Loans	loans		loans	Loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(2,590)	(15,450)	(2,009)	(21,875)	-	-	(41,924)
Provisions established	-	(18,058)	(9,627)	(2,830)	(33,340)	(590)	(704)	(65,149)
Total provisions and charge-offs	-	(20,648)	(25,077)	(4,839)	(55,215)	(590)	(704)	(107,073)
Provisions released	45	2,554	3,484	868	1,713	1,918	836	11,418
Recovery of loans previously charged-off	-	741	2,337	1,243	10,100	-	-	14,421
Net charge to income	45	(17,353)	(19,256)	(2,728)	(43,402)	1,328	132	(81,234)

b) The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
As of March 31, 2015	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	9,318	27,141	3,113	52,726	92,298
Provisions used	(6,693)	(12,924)	(657)	(27,513)	(47,787)
Net charge offs of individually significant loans	2,625	14,217	2,456	25,213	44,511

	Loans and accounts receivables from customers
As of March 31, 2014	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	8,705	20,147	2,610	47,622	79,084
Provisions used	(6,115)	(4,697)	(601)	(25,747)	(37,160)
Net charge offs of individually significant loans	2,590	15,450	2,009	21,875	41,924

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 27

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Personnel compensation	50,638	45,098
Bonuses or gratuities	19,162	17,944
Stock-based benefits	70	165
Senior compensation	3,840	2,029
Pension plans	2	193
Training expenses	653	533
Day care and kindergarden	938	729
Health funds	1,140	1,011
Other personnel expenses	7,774	6,965
Total	84,217	74,667

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 28

ADMINISTRATIVE EXPENSES

For the periods ended March 31, 2015 and 2014, the composition of the item is as follows:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

General administrative expenses	32,840	29,967
Maintenance and repair of property, plant and equipment	5,157	3,808
Office lease	6,449	6,643
Equipment lease	36	26
Insurance payments	850	812
Office supplies	1,360	1,132
IT and communication expenses	8,712	7,634
Lighting, heating, and other utilities	1,157	1,044
Security and valuables transport services	3,498	4,182
Representation and personnel travel expenses	1,099	1,095
Judicial and notarial expenses	546	480
Fees for technical reports and auditing	1,803	1,439
Other general administrative expenses	2,173	1,672
Outsourced services	14,502	12,931
Data processing	8,437	7,704
Products sale	183	543
Archive service	1,554	1,076
Valuation service	469	440
Outsourcing	1,827	1,529
Other	2,032	1,639
Board expenses	366	303
Marketing expenses	4,350	3,618
Taxes, payroll taxes, and contributions	2,795	2,608
Real estate taxes	323	304
Patents	391	418
Other taxes	5	11
Contributions to SBIF	2,076	1,875
Total	54,853	49,427

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 29

DEPRECIATION AND AMORTIZATION

a)	The values of depreciation and amortization charges during the first quarter of 2015 and 2014 are detailed below:

	For the three months ended March 31,
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(8,105)	(5,934)
Amortizations of intangible assets	(4,029)	(7,533)
Total depreciation and amortization	(12,134)	(13,467)
Impairment of property, plant and equipment	-	(13)
Total	(12,134)	(13,480)

As of March 31, 2014, the costs for Property, plant, and equipment impairment totaled Ch$13 million, mainly due to damages to ATMs. As of March 31, 2015 there was no impairment for this concept.

b)	The changes in book value due to depreciation and amortization from January 1, 2014 and 2015 through March 31, 2014 and 2015 are as follows:

	Depreciation and amortization
	2015
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(154,910)	(201,876)	(356,786)
Depreciation and amortization charges in the period	(8,105)	(4,029)	(12,134)
Sales and disposals in the period	2	-	2
Other	-	-	-
Balances as of March 31, 2015	(163,013)	(205,905)	(368,918)

	Depreciation and amortization
	2014
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(127,448)	(185,275)	(312,723)
Depreciation and amortization charges in the period	(5,934)	(7,533)	(13,467)
Sales and disposals in the period	6	-	6
Other	-	-	-
Balances as of March 31, 2014	(133,376)	(192,808)	(326,184)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 30

OTHER OPERATING INCOME AND EXPENSES, AND IMPAIRMENT

a)	Other operating income is comprised of the following activities:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	622	609
Recovery of charge-offs and income from assets received in lieu of payment	2,438	4,080
Subtotal	3,060	4,689
Other income
Leases	74	180
Income from sale of property, plant and equipment	81	87
Recovery of provisions for contingencies	8	226
Compensation from insurance companies due to damages	237	240
Other	1,648	88
Subtotal	2,048	821

Total	5,108	5,510

b)	Other operating expenses is comprised of the following activities :

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,324	957
Provisions on assets received in lieu of payment	2,826	1,518
Expenses for maintenance of assets received in lieu of payment	699	666
Subtotal	4,849	3,141

Credit card expenses	868	653

Customer services	1,117	2,480

Other expenses
Operating charge-offs	1,551	2,049
Life insurance and general product insurance policies	2,505	2,222
Additional tax on expenses paid overseas	659	757
Provisions for contingencies	946	4,419
Expense for adopting chip technology on cards	248	244
Other	1,903	4,914
Subtotal	7,812	14,605

Total	14,646	20,879

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 31

TRANSACTIONS WITH RELATED PARTIES

In addition to associated and dependant entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

a) Loans to related parties

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of March 31,				As of December 31,
	2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	47,373	620	4,728	12,170	51,647	9,614	4,348	8,743
Mortgage loans	-	-	19,589	-	-	-	19,941	-
Consumer loans	-	-	2,236	-	-	-	2,798	-
Loans and account receivables:	47,373	620	26,553	12,170	51,647	9,614	27,087	8,743

Allowance for loan losses	(136)	(7)	(47)	(79)	(139)	(10)	(46)	(18)
Net loans	47,237	613	26,506	12,091	51,508	9,604	27,041	8,725

Guarantees	303,258	-	24,894	1,268	409,339	-	23,896	1,289

Contingent loans
Personal guarantees	-	-	-	-	-	-	-
Letters of credit	21,791	-	-	-	16,000	-	-	11
Performance guarantees	315,727	-	-	648	432,802	-	-	762
Contingent loans	337,518	-	-	648	448,802	-	-	773

Allowance for contingent loans	(9)	-	-	(1)	(12)	-	-	-

Net contingent loans	337,509	-	-	647	448,790	-	-	773

Loans activity to related parties during the period 2015 and 2014 is shown below:

	As of March 31,				As of December 31,
	2015				2014
	Companies of the	Associated	Key		Companies of the	Associated	Key
	Group	companies	personnel	Other	Group	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130
Loans granted	5,971	-	1,518	3,940	338,784	9,108	11,651	17,585
Loans payments	(121,530)	(8,995)	(2,050)	(638)	(88,628)	(112)	(6,208)	(69,199)

Total	384,890	619	26,555	12,818	500,449	9,614	27,087	9,516

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of March 31,				As of December 31,
	2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	12,455	-	-	-	193,377	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	791,655	-	-	-	995,468	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	11,645	-	-	-	2,776	-	-	-

Liabilities
Deposits and other demand liabilities	2,922	5,598	3,080	3,465	5,061	1,168	2,403	4,602
Obligations under repurchase agreements	57,163	-	-	-	47,010	-	-	-
Time deposits and other time liabilities	453,936	2,284	2,365	98,620	269,381	2,320	81,079	81,079
Financial derivative contracts	943,521	-	-	-	1,395,507	-	-	-
Issued debts instruments	161,449	-	-	-	336,323	-	-	-
Other financial liabilities	4,099	-	-	-	846	-	-	-
Other liabilities	379	-	-	-	771	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	For the three months ended March 31,
	2015				2014
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(2,864)	(15)	205	(515)	(113)	10	361	(1,387)
Fee and commission income and expenses	(5)	18	56	56	6,419	17	32	51
Net income (expense) from financial operations and foreign exchange transactions (*)	(62,971)	-	(74)	(957)	(35,010)	-	18	(1,724)
Other operating income and expenses	227	-	-	-	282	-	-	-
Key personnel compensation and expenses	-	-	(8,258)	-	-	-	(7,928)	-
Administrative and other expenses	(8,888)	(13,241)	-	-	(7,749)	(8,418)	-	-

Total	(74,501)	(13,238)	(8,071)	(1,416)	(36,171)	(8,391)	(7,517)	(3,060)

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Interim Statements of Income, corresponds to the following categories:

	For the three months ended March 31,
	2015	2014
	MCh$	MCh$

Personnel compensation	4,660	4,139
Board member`s salaries and expenses	329	276
Bonuses or gratuity	2,857	2,867
Compensation in stock	70	165
Training expenses	14	10
Seniority compensation	57	118
Health funds	78	69
Other personnel expenses	191	91
Pension Plans	2	193
Total	8,258	7,928

e)	Composition of key personnel

As of March 31, 2015 and 2014, the composition of the Bank`s key personnel is as follows:

	No. of executives
Position	As of March 31,	As of December 31,
	2015	2014

Director	13	13
Division manager	18	18
Department manager	90	90
Manager	53	54

Total key personnel	174	175

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the principal market of an asset or liability, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, the management consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of March 31, 2015 and December 31, 2014:

	As of March 31,		As of December 31,
	2015		2014
	Amount recorded	Financial Fair value	Amount recorded	Financial Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	298,862	298,862	774,815	774,815
Financial derivative contracts	2,750,897	2,750,897	2,727,563	2,727,563
Loans and accounts receivable from customers and interbank loans, (net)	22,978,077	25,092,115	22,191,856	24,187,545
Available for sale investments	1,523,042	1,523,042	1,651,598	1,651,598
Guarantee deposits (margin accounts)	149,045	149,045	3,013	3,013

Liabilities
Deposits and interbank borrowings	18,442,303	18,735,571	18,126,038	18,470,479
Financial derivative contracts	2,294,942	2,294,942	2,561,384	2,561,384
Issued debt instruments and other financial liabilities	6,094,107	6,617,096	5,990,237	6,456,142
Guarantees received (margin accounts)	542,470	542,470	39,639	39,639

The fair value approximates the carrying amount of the following line items due to their short-turn nature: cash and deposits banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Trading investments and available for sale investment instruments

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity of less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial recognition is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any reasonable expected change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of March 31, 2015 and December 31, 2014.

	Fair value measurement
As of March 31,	2015	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	298,862	256,930	41,932	-
Available for sale investments	1,523,042	710,048	812,106	888
Derivatives	2,750,897	-	2,707,650	43,247
Guarantee deposits (margin accounts)	149,045	-	149,045	-
Total	4,721,846	966,978	3,710,733	44,135

Liabilities
Derivatives	2,294,942	-	2,294,942	-
Guarantees received (margin accounts)	542,470	-	542,470	-
Total	2,837,412	-	2,837,412	-

	Fair value measurement
As of December 31,	2014	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	774,815	731,344	43,471	-
Available for sale investments	1,651,598	1,028,639	622,075	884
Derivatives	2,727,563	-	2,684,782	42,781
Guarantee deposits (margin accounts)	3,013	-	3,013	-
Total	5,156,989	1,759,983	3,353,341	43,665

Liabilities
Derivatives	2,561,384	-	2,561,384	-
Guarantees received (margin accounts)	39,639	-	39,639	-
Total	2,601,023	-	2,601,023	-

The following table presents the Bank`s activity for assets and liabilities measured at fair value on a recurring basis using unobserved significant entries (Level 3) as of March 31, 2015 and 2014:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2015	43,665	-

Total realized and unrealized profits (losses)
Included in statement of income	466	-
Included in other comprehensive income	4	-
Purchases, issuances, and loans (net)	-	-

As of March 31, 2015	44,135	-

Total profits or losses included in comprehensive income at March 31, 2015 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of March 31, 2014	470	-

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(2,811)	1,419
Included in other comprehensive income	-	-
Purchases, issuances, and loans (net)	31	-

As of March 31, 2014	49,324	-

Total profits or losses included in comprehensive income at March 31, 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of March 31, 2013	(2,780)	1,419

The realized and unrealized profits (losses) included in comprehensive income for 2015 and 2014, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Consolidated Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of March 31, 2015 and 2014 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of March 31, 2015
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
Financial instrument	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	2,586,491	2,083,383	503,108	164,406	211,559	(47,153)
Repurchase agreements	-	-	-	-	-	-	42,004	2,241	39,763
Total	-	-	-	2,586,491	2,083,383	503,108	206,410	213,800	(7,390)

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

NOTE 33

SUBSEQUENT EVENTS

On April 28, 2015, the Bank issued a bond for CHF 150,000,000 at a fixed rate for 7 years.

At the ordinary shareholders’ meeting held on April 28, 2015 it was agreed that 60% of the net income from 2014 was to be distributed as dividends (totaling Ch$265,156 million). The remaining 40% was assigned to the Bank’s equity.

Between April 1, 2015 and the date on which these Unaudited Consolidated Interim Financial Statements were issued (April 29, 2015), no events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Interim Financial Statements March 2015 / Banco Santander Chile 107